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CUSIP No.     23333 J108                                      Page 8 of 8 Pages
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EXHIBIT 2


                                   EXHIBIT 2

                     [Letterhead of Evergreen Investments]
                               January 25, 2001

James J. Kerley
Chairman of the Board
DT Industries, Inc.
Corporate Centre, Suite 2-300
1949 East Sunshine
Springfield, Missouri 65804

Dear Mr. Kerley:

     We are writing to express our interest in acquiring all the assets of two of your subsidiaries located here in our community: Detroit Tool and Engineering Company and Detroit Tool Metal Products Company. Subject to completion of a due diligence investigation satisfactory to us in our sole discretion, and based upon the representations made to us by you during our meetings last fall, we are prepared to pay cash in an aggregate amount of $65 to $85 million for the assets of the two companies without any liabilities. We may be prepared to pay more if the results of our due diligence investigation warrant a higher price. We have the financial resources to consummate a purchase quickly. Any such purchase would be subject to the negotiation and execution of a definitive purchase agreement containing customary representations and warranties, indemnification provisions, and closing conditions.

     We would appreciate an opportunity to meet with you at your earliest convenience to discuss our interest in acquiring these assets.

            Sincerely,

            /s/ Robert W. Plaster

            Robert W. Plaster